Exhibit 99.36

EXECUTION VERSION

agency AGREEMENT

August 14, 2020

Field Trip Psychedelics Inc.

30 Duncan Street

4th Floor, Unit 401

Toronto, ON M5V 2C3

Attention: Ronan Levy – Executive Chairman & Director

Dear Mesdames/Sirs:

Canaccord Genuity Corp. (“Canaccord”) and Stifel Nicolaus Canada Inc. (collectively, the “Agents” and each individually, an “Agent”) understand that Field Trip Psychedelics Inc. (the “Corporation”) proposes to issue up to 7,000,000 class A shares of the Corporation (the “Class A Shares”) at a price of $2.00 per Class A Share (the “Offering Price”) for aggregate gross proceeds of up to $14,000,000. The Corporation hereby grants to the Agents an option (the “Agents’ Option”), which may be exercised in the Agents’ sole discretion and without obligation, in whole or in part at any time before the Closing Date (defined below) by written notice delivered to the Corporation by the Agents, to offer up to an additional 500,000 Class A Shares for aggregate additional gross proceeds of up to $1,000,000. The offering of Class A Shares by the Corporation is referred to in this Agreement as the “Offering” and Class A Shares sold pursuant to this Agreement are referred to as the “Offered Shares”.

The Agents understand that the Corporation entered into a letter of intent dated June 18, 2020 (the “LOI”) with Newton Energy Corporation (“Newton”), a corporation listed on the NEX board of the TSX Venture Exchange (the “TSXV”), to be completed pursuant to the terms of a definitive agreement to be entered into between the Corporation and Newton which will result in the reverse take-over of Newton by the Corporation (the “Proposed Transaction”). Prior to the Proposed Transaction, Newton will seek to voluntarily delist its common shares from the TSXV and apply to list the common shares of Newton on the Canadian Securities Exchange (the “CSE”). Newton, as it will exist following the completion of the Proposed Transaction, is referred to in this Agreement as the “Resulting Issuer”. In connection with the closing of the Proposed Transaction, the securities of the Corporation, including the Class A Shares, will be exchanged for securities of the Resulting Issuer on an economically equivalent basis. The common shares in the capital of the Resulting Issuer are referred to in this Agreement as “Resulting Issuer Shares”. The Agents acknowledge and agree that the Proposed Transaction may not be completed on the terms currently contemplated, or at all, and the Corporation has no obligation to complete the Proposed Transaction.

In the event that the Corporation does not complete the Proposed Transaction or any other Liquidity Event (defined below) prior to: (i) the date that is six (6) months from the Closing Date, the Corporation shall issue to each Subscriber (defined below), for no additional consideration and in addition to the Offered Shares subscribed for and purchased by such Subscriber (the “Purchased Shares”), such number of Class A Shares equal to 5% of the Purchased Shares; and (ii) the date that is twelve (12) months from the Closing Date, the Corporation shall issue to each Subscriber, for no additional consideration and in addition to the Purchased Shares, such number of Class A Shares equal to 5% of the Purchased Shares (with the additional Class A Shares referred to in (i) and (ii) being collectively referred to as, the “Penalty Shares”). For greater certainty, the total number of Penalty Shares that may be issued to Subscribers shall not exceed 10% of the total number of Offered Shares. If the Corporation effects a subdivision or consolidation of the outstanding Class A Shares, the number of issuable Penalty Shares immediately before such subdivision or consolidation will be proportionately adjusted and calculated based on the number of Purchased Shares as adjusted for such subdivision or consolidation. The parties to this Agreement acknowledge that, if issued, the Penalty Shares shall be issued as liquidated damages for the delay in completion of a Liquidity Event.

The Agents may offer the Class A Shares and may solicit offers to purchase the Class A Shares (i) in each of the provinces of Canada on a private placement basis, (ii) to, or for the account or benefit of, persons in the “United States” or “U.S. Persons” (defined below) that are U.S. Accredited Investors (as such term is defined in Schedule “B” hereto), in transactions that are exempt from the registration requirements of the U.S. Securities Act (defined below), and applicable state securities laws, and (iii) in such offshore jurisdictions as agreed upon by the Agents and the Corporation pursuant to available prospectus or registration exemptions in accordance with Applicable Securities Laws (defined below) (collectively, the “Selling Jurisdictions”).

Upon and subject to the terms and conditions of this Agreement, the Agents agree to act as, and the Corporation appoints the Agents as, the exclusive agents of the Corporation to offer the Class A Shares for sale and purchase on a “commercially reasonable efforts” basis and without underwriter liability, to Subscribers resident in the Selling Jurisdictions. The Agents agree to use commercially reasonable efforts to solicit offers to purchase the Class A Shares in the Selling Jurisdictions but it is understood and agreed that the Agents shall act as agents only and are under no obligation to purchase any of the Class A Shares, although the Agents may subscribe for and purchase Class A Shares if they so desire.

The Corporation agrees that the Agents shall be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions (in any case, a “Selling Firm”), as agents, to assist in the Offering in the Selling Jurisdictions and that the Agents may determine, and shall be solely responsible for, the remuneration payable to any such Selling Firm appointed.

The Agents agree that up to 1,250,000 Offered Shares may be allocated to certain (i) insiders, shareholders and affiliates of the Corporation, and (ii) persons who are not institutions or otherwise clients of the Agents (collectively, the “President’s List Subscribers”), provided that the President’s List Subscribers shall be identified by the Corporation to the Agents at least three Business Days (defined below) prior to the Closing Date and that the issuances of Offered Shares to such President’s List Subscribers comply with Applicable Securities Laws.

In consideration of the services rendered by the Agents in connection with the Offering, the Corporation shall pay to the Agents at the Closing Time, as set forth in Section 11, a commission (the “Agents’ Commission”) equal to: (i) 5.0% of the aggregate gross proceeds raised from the sale of Offered Shares other than in respect of gross proceeds from the sale of Offered Shares to President’s List Subscribers; plus (ii) 2.5% of the aggregate gross proceeds raised from the sale of Offered Shares to President’s List Subscribers, in each case payable by the Corporation in cash or Class A Shares, or any combination of cash and Class A Shares at the option of the Agents. As additional compensation for the services provided, the Corporation shall issue to the Agents at the Closing Time, in aggregate, that number of compensation warrants (the “Agents’ Warrants”) which is equal to (i) 5.0% of the aggregate number of Offered Shares sold to Subscribers other than President’s List Subscribers; plus (ii) 2.5% of the aggregate number of Offered Shares sold to President’s List Subscribers. Each Agents’ Warrant shall be exercisable to acquire one Class A Share (each, an “Agents’ Warrant Share”) at an exercise price equal to the Offering Price for a period of 24 months following the Closing Date, pursuant to the terms of the certificates representing the Agents’ Warrants (the “Agents’ Warrant Certificates”). The Agents will also be entitled to additional consideration for their advisory services provided to the Corporation in connection with the Offering and as such, the Corporation shall pay to the Agents, at the Closing Time, a corporate finance fee comprised of (i) that number of Class A Shares which is equal to 1.0% of the aggregate number of Offered Shares (the “Corporate Finance Shares”); and (ii) that number of Agents’ Warrants which is equal to 1.0% of the aggregate number of Offered Shares. For greater certainty, no additional Agents’ Commission, Agents’ Warrants or Corporate Finance Shares will be paid or issuable in connection with any issuance of Penalty Shares.

The Agents acknowledge and agree that any Class A Shares issued in settlement of the Agents’ Commission, the Corporate Finance Shares, the Agents’ Warrants, and if applicable, the Agents’ Warrant Shares, shall be subject to the restrictions on trading as set forth in Schedule “C” hereto.

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Agents:

Section 1              Definitions and Interpretation

(1)	Where used in this Agreement or in any amendment hereto, the following terms have the following meanings, respectively:

“Agents” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Agents’ Commission” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Option” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Agents’ Warrant Certificate” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Warrant Share” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agents’ Warrants” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Agreement” means this agency agreement dated the date hereof, including the schedules hereto, as modified, amended and/or supplemented from time to time;

“Alternative Transaction” has the meaning ascribed thereto in Section 15;

“Alternative Transaction Fee” has the meaning ascribed thereto in Section 15;

“Applicable Law” means, in relation to any person, the Business or the Offering, all applicable laws, statutes, Authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or licence, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Authority, by which such person is bound or having application to the Business or the Offering and any amendments or supplements to, or replacements and substitutions of, any of the foregoing;

“Applicable Securities Laws” means collectively, Canadian Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“associate”, “affiliate” and “insider” have the respective meanings given to them in the Securities Act;

“Authorizations” means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the parties to perform their obligations under this Agreement or in relation to the Business, including any, ethical review board approval or other authorization for a study, including authorizations related to medical clinics, authorizations necessary to administer ketamine to patients, or other authorizations related to the Business;

“Business” means the business of delivery of Drug Products, or other drug substances for therapeutic purposes, including the development, formulation and compounding of Drug Products or other drug substances, in the jurisdictions in which the Corporation operates, including in the context of clinical trials, research, development, service delivery or other contexts, and the business of developing, cultivating fungal inputs for, and manufacturing natural health products, and the operation of clinics for physicians engaged in any of the foregoing activities;

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Corporation and the Subsidiaries in connection with the Business;

“Business Day” means a day other than a Saturday, a Sunday or statutory or civic holiday in the city of Toronto, Ontario;

“Canaccord” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the applicable Selling Jurisdictions in Canada and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the applicable Selling Jurisdictions in Canada, including the rules and policies of the TSXV and the CSE, as applicable;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDSA” means the Controlled Drugs and Substances Act (Canada);

“Claims” has the meaning ascribed thereto in Section 10;

“Class A Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Closing” means the completion of the Offering;

“Closing Date” means the date hereof or such later date as may be agreed to in writing by the Corporation and the Agents, each acting reasonably;

“Closing Time” means 10:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Agents;

“controlled substance” has the meaning ascribed thereto in section 2(1) of the CDSA;

“Corporate Finance Share” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“CPSO” means the College of Physicians and Surgeons of Ontario;

“Criminal Code” means the Criminal Code (Canada);

“CSE” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Debt Instrument” means any and all loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or a Subsidiary are a party or to which their property or assets are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

“Drug Product” means any drug product regulated for sale or use under supervision of a health care practitioner and that includes an active pharmaceutical ingredient that is ketamine, psilocin, psilocybin, and other restricted drugs or controlled substances in the jurisdictions in which the Corporation operates;

“Employee Plans” has the meaning ascribed thereto in Section 7(kk) of this Agreement;

“Environmental Laws” means all Applicable Law relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety, including without limitation relating to the release, threatened release, manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“FDA” mean the Food and Drugs Act (Canada);

“FDR-J” means part J of the Food and Drugs Regulations (Canada) of the CDSA;

“Financial Statements” means the draft audited consolidated annual financial statements of the Corporation for the year ended March 31, 2020 and related notes thereto;

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Authority” means any provincial, territorial or federal, and as applicable in the circumstances, any foreign: (a) government; (b) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivision, instrumentality, branch, department, official, or entity); (c) body or other instrumentality exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government, including Health Canada, the New York State Medical Board and/or the California Medical Board; (d) any formulary body with responsibility for determining listability of a Drug Product on any applicable formulary or for determining the pricing of Drug Products for reimbursement, with jurisdiction to review the pricing of and payment for Drug Products under Applicable Law; (e) any provincial, state, territorial or federal government or review board with jurisdiction over pricing of patented products or with jurisdiction over competition aspects of pricing of products; or (f) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange;

“Hazardous Materials” means chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” (or any conjugation thereof) means including (or any conjugation thereof) without any limitation;

“Indemnified Party” or “Indemnified Parties” have the meanings ascribed thereto in Section 10 of this Agreement;

“Intellectual Property Rights” means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) plant or fungal varieties, strains or cultivars; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders’ rights, trademark, industrial design and copyright, and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction which the Corporation operates;

“ketamine” means 2-(2-chlorophenyl)-2-(methylamino)cyclohexanone;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Liquidity Event” means the occurrence of any transaction or event that leads to the Class A Shares, or other securities of the Corporation issued in substitution therefor to the holders of Class A Shares (or the common shares of the applicable resulting issuer), being listed on a recognized Canadian or United States stock exchange, including:

(i)

the Corporation completing a bona-fide public offering of Class A Shares, or other securities of the Corporation issued in substitution therefor to the holders of Class A Shares, under a prospectus or registration statement filed with securities regulatory authorities in Canada or the United States;

(ii)

the consummation of any transaction, including any consolidation, amalgamation, merger, plan of arrangement, reverse take-over, qualifying transaction or any other business combination or similar transaction; or

(iii)	the Proposed Transaction;

“LOI” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Losses” has the meaning ascribed thereto in Section 10 of this Agreement;

“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or prospects of the Corporation and its Subsidiaries considered on a consolidated basis;

“Material Agreement” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including licences, sub-licences, supply agreements, manufacturing agreements, distribution agreements, sales agreements, or any other similar type agreements, to which the Corporation or any Subsidiary is a party or to which their Business Assets are otherwise bound, and which is material to the Corporation and the Subsidiaries on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act;

“Maximum Offering” means the Offering if aggregate gross proceeds are at least $14,000,000;

“Newton” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Offered Shares” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Offering” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Offering Documents” means this Agreement, the Presentation and the Subscription Agreements;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Penalty Shares” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Presentation” means the investor presentation of the Corporation dated May 2020 and the amended and restated investor presentation dated August 2020;

“Proposed Transaction” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“psilocin” means 3–[2–(dimethylamino)ethyl]–4–hydroxyindole and any salt thereof;

“psilocybin” means 3–[2–(dimethylamino)ethyl]–4–phosphoryloxyindole and any salt thereof;

“Purchased Shares” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Qualified Institutional Buyers” means “qualified institutional buyers” as such term is defined in Rule 144A that are also U.S. Accredited Investors (as defined in Schedule “B” hereto);

“Reg A Offering” has the meaning ascribed thereto in Section 15 of this Agreement;

“Repayment Event” means any event or condition which gives the holder of any Debt Instrument (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Corporation or the Subsidiaries;

“restricted drug” has the meaning ascribed thereto in section J.01.001 of the FDR-J;

“Resulting Issuer” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Resulting Issuer Shares” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“Securities Act” means the Securities Act (Ontario);

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Firm” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Selling Jurisdictions” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“Shareholders Agreement” means the unanimous shareholders’ agreement among the Corporation and its shareholders dated April 2, 2019, attached to the Subscription Agreements as Schedule H, as the same may be amended from time to time;

“Subscriber” means, for the purposes of this Agreement, the person who executes a Subscription Agreement or, if such person executes a Subscription Agreement as a duly authorized agent of one or more principals, the principal or principals of such person;

“Subscription Agreements” mean, collectively, the subscription agreements in the form mutually acceptable to the Corporation and the Agents, entered into between the Subscriber and the Corporation in respect of the Offering, as amended or supplemented;

“subsidiary” or “subsidiaries” has the meaning ascribed thereto in the Securities Act;

“Subsidiaries” has the meaning ascribed thereto in Section 7(b) of this Agreement;

“TSXV” has the meaning ascribed thereto in the opening paragraphs of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(2)	Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(3)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)	Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(5)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” - Subsidiaries

Schedule “B” - Compliance with United States Securities Laws

Schedule “C” - Restrictive Legends

Section 2              Representations, Warranties and Covenants of the Agents

Each of the Agents hereby represents, warrants, covenants and agrees with the Corporation, and acknowledges that the Corporation is relying upon such representations, warranties and covenants, that:

(a)

it has been duly incorporated, formed or organized, and is validly existing, under the laws of the jurisdiction in which it was incorporated, formed or organized, as the case may be, and no steps or proceedings have been taken by any Governmental Authority or any other person requiring or authorizing the dissolution or winding up of such Agent;

(b)	it has good and sufficient right and authority to enter into this Agreement and to complete the transactions contemplated hereunder;

(c)

it will not, and will require any Selling Firm not to, solicit subscriptions for Offered Shares, trade in Offered Shares or otherwise do any act in furtherance of a trade of Offered Shares in any jurisdiction outside of the Selling Jurisdictions, provided that the Agent or Selling Firm may so solicit, trade or act within any such jurisdiction only if such solicitation, trade or act is in compliance with Applicable Law in such jurisdiction and does not (i) obligate the Corporation to take any action to qualify any of its securities or any trade of any of its securities, (ii) obligate the Corporation to establish or maintain any office or director or officer in such jurisdiction, or (iii) subject the Corporation to any reporting or other requirement in such jurisdiction;

(d)

in respect of the offer and sale of the Offered Shares, it will, and will require any Selling Firm to, conduct its activities in connection with the Offering in compliance with all Applicable Securities Laws and the provisions of this Agreement and the Subscription Agreements;

(e)

it is duly registered pursuant to the provisions of the Applicable Securities Laws, and is duly registered or licensed as an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Agent will act only through members of a selling group who are so registered or licensed;

(f)

it shall not, and shall require any Selling Firm to agree that it shall not, make any representation or warranty with respect to the Offered Shares in connection with the Offering, other than as set forth in this Agreement or the Subscription Agreements;

(g)

it will not, and will require any Selling Firm to agree that it will not, advertise the proposed sale of the Offered Shares in printed media of general and regular paid circulation, radio or television, nor provide or make available to prospective purchasers of Offered Shares any document or material which would constitute an offering memorandum as defined in Applicable Securities Laws, other than the Presentation;

(h)

it shall, and shall require any Selling Firm to, obtain and deliver such agreements, documents and instruments to the Corporation as may be reasonably requested by the Corporation to comply with Applicable Securities Laws;

(i)

it is acquiring any Corporate Finance Shares, Class A Shares issued in settlement of the Agents’ Commission, Agents’ Warrants and Agents’ Warrant Shares for its own account and not for the benefit of any other person, for investment only and not with a view to resale or distribution of any such securities, and is an “accredited investor” as defined in National Instrument 45-106 – Prospectus Exemptions; and

(j)

it acknowledges and agrees that, in addition to any hold periods or resale restrictions applicable under Applicable Securities Laws, all securities issued hereunder will be subject to contractual restrictions on transfer pursuant to the terms of the Shareholders Agreement.

The parties to this Agreement acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons except that the Offered Shares may be offered and sold to, or for the account or benefit of, persons in the United States or U.S. Persons pursuant to transactions that are exempt from the registration requirements of the U.S. Securities Act and the applicable laws of any U.S. state. Accordingly, the Corporation and the Agents hereby agree that all offers and sales of the Offered Shares, including, but not limited to, offers and sales of the Offered Shares made in Selling Jurisdictions other than the United States, shall be conducted only in the manner specified in Schedule “B”, the terms and conditions of which are hereby incorporated by reference in and shall form a part of this Agreement. Notwithstanding the foregoing provisions of this section, an Agent will not be liable to the Corporation under this section or Schedule “B” with respect to a violation by another Agent or the U.S. Affiliate(s) (as defined in Schedule “B” hereto) of that other Agent of the provisions of this section or Schedule “B” if the Agent first referred to above or its U.S. Affiliate, as applicable, is not itself also in violation.

Section 3              Delivery of Subscription Agreements

The Agents agree to obtain from each Subscriber executed Subscription Agreements (including the execution of applicable schedules to such Subscription Agreements) and deliver such Subscription Agreements (including applicable schedules) to the Corporation on the Closing Date. In addition, the Agents agree to obtain from each Subscriber such forms and other documents as may be required by Securities Regulators and provided by the Corporation to the Agents for delivery under this Agreement.

The Corporation may not reject any properly completed Subscription Agreement unless the number of Class A Shares subscribed for pursuant to the Subscription Agreements and tendered by the Agents exceeds the maximum number of Class A Shares to be sold under this Agreement or unless the distribution cannot be completed in accordance with Applicable Securities Laws.

Section 4              Diligence

Prior to the Closing Time, the Corporation shall: (i) allow the Agents and their representatives the opportunity to conduct all due diligence investigations which the Agents may reasonably require to be conducted in connection with the Offering prior to and until the Closing Time; (ii) make available to the Agents (and their counsel), on a timely basis all books and records, including all corporate, financial, property, legal and operational information and documentation of the Corporation, and will provide reasonable access to all facilities, properties, employees, auditors, legal counsel, consultants or other experts of the Corporation, to permit the Agents, their legal counsel and other advisers to conduct their due diligence investigation of the business and affairs of the Corporation and its Subsidiaries; (iii) assist the Agents in sourcing any other information useful and reasonably necessary to conducting such due diligence; and (iv) make available its senior management and its legal counsel to answer any questions which the Agents may have and to participate in one or more due diligence sessions to be held prior to Closing.

Section 5              Covenants of the Corporation

The Corporation hereby covenants to the Agents and the Subscribers, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Shares, that the Corporation shall:

(a)

maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(b)

at or prior to the Closing Time, satisfy all terms, conditions and covenants contained in this Agreement to be complied with or satisfied by the Corporation (unless waived by the Agents) in all material respects (except where already qualified by a materiality qualification, in which case the Corporation shall have complied or satisfied in all respects);

(c)

ensure that, at the Closing Time, the Offered Shares and the Corporate Finance Shares will be issued as fully paid and non-assessable shares in the capital of the Corporation on payment of the purchase price therefor and the Agents’ Warrants have been duly created and issued and shall have attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Agents’ Warrant Certificates, as applicable;

(d)

ensure that, upon due exercise of the Agents’ Warrants in accordance with their terms, the Agents’ Warrant Shares shall be duly issued as fully paid and non-assessable shares in the capital of the Corporation on payment of the purchase price therefor;

(e)

obtain all Authorizations or filings as may be required under Applicable Securities Laws or otherwise necessary for the execution and delivery of and the performance by the Corporation of its obligations hereunder and under the Subscription Agreements, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws;

(f)	use the net proceeds of the Offering for the Corporation’s North American clinical expansion, drug development and general working capital purposes;

(g)

prepare and file all forms, documents, notices and certificates within prescribed time periods required by Securities Regulators in connection with the issuance and sale of the Offered Shares by the Corporation, so as to permit and enable such securities to be lawfully distributed on an exempt basis in the Selling Jurisdictions and any other jurisdictions where Offered Shares are offered and sold in accordance with this Agreement and the Subscription Agreements;

(h)	prior to the Closing Date:

(i)

promptly notify the Agents (and, if requested by the Agents, confirm such notification in writing) of any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened, financial or otherwise) or any event or development involving a prospective material change or a change in a material fact or any other material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital, ownership, control or management of the Corporation which would constitute a material change to, or a change in a material fact concerning, the Corporation or any other change which is of such a nature; and

(ii)

promptly, and in any event, within any applicable time limitation period, comply with all applicable filings and other requirements under Applicable Securities Laws as a result of such change. During such period, the Corporation shall in good faith discuss with the Agents as promptly as possible any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Agents pursuant to this Section 5(h)(ii).

Section 6              Standstill

The Corporation agrees not to issue or announce a proposed issuance of any additional equity securities or quasi-equity securities of the Corporation without the prior written consent of the Agents, such consent not to be unreasonably withheld, other than in connection with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements, (ii) pursuant to the exercise of outstanding options and warrants of the Corporation, (iii) obligations in respect of existing agreements between the Corporation and any other person, (iv) the issuance of securities in connection with arm’s length property or share acquisitions, (v) the issuance of up to such number of Class A Shares as is equal to 7,500,000 minus the number of Purchased Shares sold under the Offering, by way of a non-brokered private placement, at a price equal to the Offering Price, provided, however, that any such offering will be subject to compensation payable to the Agents in accordance with Section 11 hereof, or (vi) any Liquidity Event, for a period of 90 days from the Closing Date.

Section 7              Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Agents and the Subscribers, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Shares, that:

(a)

Good Standing of the Corporation. The Corporation (i) is a corporation existing under the laws of Canada and is and will at the Closing Time be current and up-to-date with all material filings required to be made and in good standing under the Canada Business Corporations Act, (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct the Business as now carried on by it, and (iii) has, and at the Closing Time will have, all requisite corporate power and authority to issue and sell the Offered Shares, to create and issue the Agents’ Warrants and to execute, deliver and perform its obligations under this Agreement and the Agents’ Warrant Certificates.

(b)

Good Standing of Subsidiaries. The Corporation’s only subsidiaries are listed in Schedule “A” (collectively, the “Subsidiaries”), which schedule is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule “A”, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its business assets, and to conduct its business as is now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and, except as set out in Schedule “A”, are directly or indirectly beneficially owned by the Corporation. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Corporation are owned free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(c)

No Proceedings for Dissolution. No act or proceeding has been taken by or against the Corporation or the Subsidiaries in connection with their liquidation, winding-up or bankruptcy, or, to its knowledge, is pending.

(d)

Share Capital of the Corporation. The authorized and issued share capital of the Corporation consists of an unlimited number of Class A Shares, an unlimited number of class B shares and an unlimited number of class C shares, of which 11,510,900 Class A Shares, 9,507,263 Class B Shares and nil class C shares were issued and outstanding as at the close of business on August 13, 2020. Other than the Shareholders Agreement, neither the Corporation nor the Subsidiaries are party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any securities of the Corporation or its Subsidiaries.

(e)	Share Capital of Subsidiaries. The authorized and issued share capital of the Subsidiaries as set forth in Schedule “A” hereto is true and correct.

(f)

Form of Agents’ Warrant Certificate. The form of Agents’ Warrant Certificate respecting the Agents’ Warrants has been approved and adopted by the board of directors of the Corporation and does not conflict with any Applicable Law.

(g)

Class A Shares Validly Issued. The Offered Shares and the Corporate Finance Shares, at or prior to the Closing Time, and the Agents’ Warrant Shares, upon the exercise of the Agents’ Warrants, shall be duly and validly authorized for issuance and sale pursuant to this Agreement, and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration therefor, will be validly issued as fully paid and non-assessable Class A Shares and will not be issued in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(h)

Penalty Shares Validly Issued. The maximum number of Penalty Shares issuable under this Agreement have been duly authorized for issuance and, if and when so issued as liquidated damages as described in the introductory paragraphs to this Agreement, will be validly issued, fully paid and non-assessable. Such Class A Shares will not be issued in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(i)

Agents’ Warrants Validly Issued. The Agents’ Warrants have been duly authorized for issuance pursuant to this Agreement and the maximum number of Class A Shares issuable upon due exercise of the Agents’ Warrants have been duly authorized for issuance upon due exercise of such Agents’ Warrants and, when so issued, will be validly issued, fully paid and non-assessable. Such Class A Shares, upon due exercise of any Agents’ Warrants, will not be issued in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(j)	Registrar and Transfer Agent. Odyssey Trust Company at its principal office in Vancouver, British Columbia has been duly appointed as transfer agent and registrar for the Class A Shares.

(k)

Absence of Rights. As of the date hereof, except for the rights set out in the Shareholders Agreement, no person has any existing right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation, other than pursuant to outstanding stock options and the share purchase agreement among the Corporation, Field Trip Natural Products Limited and Darwin Inc. dated June 3, 2020. The Offered Shares, upon issuance, will not be issued in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(l)

Corporate Actions. The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action, (i) to authorize the execution, delivery and performance of this Agreement and the Agents’ Warrant Certificates, (ii) to authorize the execution and filing, as applicable, of the Offering Documents, (iii) to validly issue and sell the Offered Shares as fully paid and non-assessable Class A Shares, (iv) to validly reserve for issuance the Penalty Shares, (v) to validly issue the Corporate Finance Shares, (vi) to validly issue the Agents’ Warrants and (vii) to validly issue the Agents’ Warrant Shares upon due exercise of the Agents’ Warrants as fully paid and non-assessable Class A Shares.

(m)

Valid and Binding Documents. This Agreement, the Subscription Agreements and the Agents’ Warrant Certificates have been duly authorized, executed and delivered by the Corporation, and each of this Agreement, the Subscription Agreements and the Agents’ Warrant Certificates constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitations Act (Ontario).

(n)

No Consents, Approvals etc. The execution and delivery of this Agreement, the Subscription Agreements and the Agents’ Warrant Certificates, as applicable, and the fulfilment of the terms of such documents by the Corporation, including the issuance, sale and delivery of the Offered Shares, the issuance and delivery of the Penalty Shares (if applicable), the issuance and delivery of the Corporate Finance Shares and the issuance and delivery of the Agents’ Warrants, do not and will not require any Authorization of, or registration or qualification of or with, any Governmental Authority, stock exchange or other third party (including under the terms of any Material Agreement or Debt Instrument), except: (i) those which may be required and shall be obtained prior to the Closing Time under Applicable Securities Laws, and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws, as may be required in connection with the Offering.

(o)	Financial Statements. The Financial Statements:

(i)

present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;

(ii)	have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)	do not contain any misrepresentations, with respect to the period covered by the Financial Statements.

(p)	Presentation. The Presentation:

(i)

(A) did not as at the date it was most recently provided to Subscribers, and does not at as of the date of this Agreement contain any misrepresentation; (B) disclosed all relevant material assumptions; and (C) to the extent the Presentation contained any estimates of the prospects of the Business, such estimates were reasonable;

(ii)	complies in all material respects with applicable Securities Laws; and

(iii)

contains forward looking information that reflects the currently available estimates and good faith judgments of the management of the Corporation as to the matters covered thereby, and the Corporation has a reasonable basis for disclosing any forward-looking information contained in the Presentation, subject to the risk factors and disclaimers set forth in the Presentation, and is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102.

(q)

Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries, whether direct, indirect, absolute, contingent or otherwise.

(r)	Accounting Policies. There has been no change in accounting policies or practices of the Corporation or its Subsidiaries other than as disclosed in the Financial Statements.

(s)

Liabilities. Neither the Corporation nor the Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect.

(t)

Independent Auditors. The Corporation’s current auditors are independent with respect to the Corporation within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of NI 51-102) with the current auditors of the Corporation.

(u)

Accounting Controls. The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(v)

Purchases and Sales. Except for the Proposed Transaction, neither the Corporation nor any of the Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge, as the case may be, of:

(i)

the sale, transfer or other disposition of any Business Assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary, whether by asset sale, transfer of shares, or otherwise;

(ii)	a transaction which would result in the change of control (by sale or transfer of Class A Shares or sale of all or substantially all of the Business Assets) of the Corporation or any Subsidiary; or

(iii)	a proposed or planned disposition of Class A Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Class A Shares.

(w)

Title to Business Assets. The Corporation and the Subsidiaries have good, valid and marketable title to, and have all necessary rights in respect of, all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens and, except as set out in the Presentation, no other rights or Business Assets are necessary for the conduct of the Business as currently conducted. The Corporation knows of no claim or basis for any claim that would reasonably be likely to result in a Material Adverse Effect on the rights of the Corporation or the Subsidiaries to use, transfer, lease, licence, operate, sell or otherwise exploit such Business Assets and neither the Corporation nor any Subsidiary has any obligation to pay any commission, licence fee or similar payment to any person in respect thereof and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in such Business Assets.

(x)

Standard Operating Procedures. All research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted or contemplated by the Corporation and the Subsidiaries in connection with the Business are being or will be conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards in the jurisdiction where such activities take place which are applicable to the Business, and all such processes, procedures and practices required in connection with such activities are or will be in place as necessary at the applicable time, and are or will be being complied with in all material respects.

(y)

Business Relationships. All agreements with third parties in connection with the Business have been entered into and are being performed by the Corporation and the Subsidiaries and, to the knowledge of the Corporation, by all other third parties thereto, in compliance with their terms in all material respects. There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Corporation or the Subsidiaries, with any supplier or customer, or any group of suppliers or customers, whose business with or whose purchases or inventories/components provided to the Business are, individually or in the aggregate, material to the assets, Business, properties, operations or financial condition of the Corporation or the Subsidiaries.

(z)

Privacy Protection. Each of the Corporation and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection legislation and neither the Corporation nor the Subsidiaries has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner.

(aa)

Intellectual Property. The Corporation and the Subsidiaries, as applicable, own or possess the right to use all material Intellectual Property Rights necessary for the conduct of the Business, and the Corporation is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Corporation and the Subsidiaries with respect to the foregoing. To the knowledge of the Corporation, the Business of the Corporation, including that of the Subsidiaries, as now conducted does not infringe any Intellectual Property Rights of any person. The Corporation has not received notice of any bona fide claim made against the Corporation or the Subsidiaries alleging the infringement by the Corporation or the Subsidiaries of any Intellectual Property Rights of any person.

(bb)

Environmental and Workplace Laws. To the Corporation’s knowledge, each of the Corporation and the Subsidiaries is currently in compliance, in all material respects, with all Environmental Laws, and there are no pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither the Corporation nor the Subsidiaries have ever received any notice of any non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials, and there are no permits required under Environmental Laws for the conduct of the Business. The facilities and operations of the Corporation and the Subsidiaries are currently being conducted, and to the knowledge of the Corporation have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(cc)

Insurance. The Corporation and the Subsidiaries maintain in good standing insurance, or where insurance has not yet been obtained, shall use commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses. Each of the Corporation and the Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(dd)

Material Agreements and Debt Instruments. Each Material Agreement and Debt Instrument is valid, subsisting, in good standing in all material respects and in full force and effect, enforceable in accordance with the terms thereof, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, and subject to other standard assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in such agreements may be limited by Applicable Law. The Corporation and the Subsidiaries have, in all material respects, performed all obligations in a timely manner under, and are in compliance, in all material respects, with all terms and conditions (including any financial covenants) contained in, each Material Agreement and Debt Instrument.

(ee)

No Material Changes. Except as disclosed to the Agents in writing, since March 31, 2020 (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise, and (ii) there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise.

(ff)

Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any Subsidiary or the Business Assets (including in respect of any product liability claims) which would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or the Subsidiaries is a party or of which any of their respective property or assets is subject would not reasonably be expected to result in a Material Adverse Effect.

(gg)

Absence of Defaults and Conflicts. Neither the Corporation nor any of the Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of this Agreement, the Offering Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder and thereunder, the sale of the Offered Shares, the issuance of the Corporate Finance Shares and the issuance of the Agents’ Warrants, do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Corporation, including the Business Assets, or the Subsidiaries, under the terms or provisions of (i) any Material Agreements or Debt Instruments, (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiaries, (iii) to the knowledge of the Corporation, any existing Applicable Law, including Applicable Securities Laws, or (iv) to the knowledge of the Corporation, any judgment, order, writ or decree of any Governmental Authority.

(hh)

Labour Matters. No material work stoppage, strike, lock-out, labour disruption, dispute, grievance, arbitration, proceeding or other conflict with the employees of the Corporation or the Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent or pending and the Corporation and the Subsidiaries are in material compliance with all Applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours.

(ii)

Employment Standards. To the knowledge of the Corporation, there are no material complaints against the Corporation or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon the Corporation or the Subsidiaries to do or refrain from doing any act. The Corporation and the Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(jj)

Collective Bargaining Agreements. Neither the Corporation nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any employees of the Corporation or any Subsidiary that would have a Material Adverse Effect.

(kk)

Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other benefits contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”) has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(ll)

Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by Applicable Law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct, except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect on the Corporation taken as a whole, and all taxes of the Corporation and of the Subsidiaries have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect). To the knowledge of the Corporation, there are no examinations of any tax return of the Corporation or the Subsidiaries currently in progress and there are no disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries.

(mm)

Anti-Bribery Laws. Neither the Corporation nor any Subsidiary nor, to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Corporation and the Subsidiaries, including Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of, any money, or offered, given, promised to give, or authorized the giving of, anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute, or have the purpose or effect of, public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the Subsidiaries, nor, to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit or internal investigation that concluded the Corporation, a Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing, violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(nn)

No Significant Acquisitions. Other than the Proposed Transaction, no proposed acquisition by the Corporation or any Subsidiary has progressed to a state where a reasonable person would believe that the likelihood of the Corporation or any Subsidiary completing the acquisition is high.

(oo)

Compliance with Applicable Law. The Corporation acknowledges that the Business is subject to restrictions, requirements and prohibitions under Applicable Law in force (including the CDSA, the FDA, the FDR-J, the Criminal Code, and provincial, territorial and municipal laws relating to controlled substances, the Controlled Substances Act, the Racketeering and Influenced and Corrupt Practices Act, the Secure Air Travel Act, the Bank Secrecy Act, the Agricultural Improvement Act of 2018, any applicable state corporate practice of medicine statues or any applicable anti-money laundering statute), which may change from time to time. The Corporation and the Subsidiaries have obtained, are in compliance with, have complied with, will continue to comply with or will have complied with, in all material respects, all Applicable Law, including all Authorizations, prior to the Closing Time in connection with the Offering. All Authorizations issued to date are valid and in full force and effect and neither the Corporation nor any Subsidiary has received any correspondence or notice from the Office of Controlled Substances, other offices of Health Canada, the CPSO, the New York State Medical Board, the California Medical Board or any Governmental Authority alleging or asserting material non-compliance with any Applicable Law or Authorization. Neither the Corporation nor any Subsidiary has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA, the FDR-J or the Out of Hospital Premise Program of the CPSO, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Corporation nor any Subsidiary is aware of any non-compliance with any Applicable Law, including the CDSA, the FDA, the FDR-J, the Criminal Code or any provincial, territorial or municipal legislation that the Corporation or any Subsidiary has reason to believe could result in a Material Adverse Effect.

(pp)	No Loans. Except as disclosed to the Agents in writing, neither the Corporation nor any Subsidiary has made any material loans to or guaranteed the material obligations of any person.

(qq)

Directors and Officers. To the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(rr)

Minute Books and Records. The minute books and records of the Corporation and the Subsidiaries made available to counsel for the Agents in connection with their due diligence investigation of the Corporation for the periods requested to the date hereof are all of the minute books and material records of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Agents or which are not material in the context of the Corporation and the Subsidiaries.

(ss)

No Dividends. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend, or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Class A Shares or other securities, or agreed to do any of the foregoing. There are no restrictions upon the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments.

(tt)

Fees and Commissions. Other than the Agents (and their selling group members) pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act, who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(uu)	Entitlement to Proceeds. Other than the Corporation, there is no person that is or will be entitled to demand any of the net proceeds of the Offering.

(vv)

Related Parties. Except as disclosed in the Financial Statements, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act), has had any material interest, direct or indirect, in any material transaction with the Corporation since the incorporation of the Corporation, or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and any Subsidiary, on a consolidated basis. Neither the Corporation nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (within the meaning of the Income Tax Act (Canada)) with them.

(ww)

Anti-Money Laundering. The operations of the Corporation and the Subsidiaries (or any related party thereof) are and have been conducted at all times in compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, all applicable financial recordkeeping and reporting requirements, the applicable anti-money laundering statutes of jurisdictions where the Corporation and the Subsidiaries (or any related party thereof) conduct business, the rules and regulations thereunder and any related or similar rules or regulations, issued, administered or enforced by any governmental agency applicable to the Corporation and the Subsidiaries (or any related party thereof) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation and the Subsidiaries (or any related party thereof) with respect to the Anti-Money Laundering Laws is, to the knowledge of the Corporation, pending or threatened.

Section 8              Conditions of Closing

The obligations of the Agents under this Agreement shall be conditional upon the satisfaction or waiver of each of the following conditions prior to the Closing, it being understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of such conditions without prejudice to the rights of the Agents in respect of any such conditions or any other or subsequent breach or non-compliance, provided that to be binding, any such waiver or extension must be in writing:

(1)

the Agents receiving a legal opinion from Bennett Jones LLP, counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Agents as to the qualification of the Offered Shares for sale to the public in Canada and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Corporation), in form and substance acceptable to the Agents and their counsel, acting reasonably, substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(a)

the Corporation is incorporated and exists under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as currently conducted and to own and lease properties and assets;

(b)	as to the authorized and issued capital of the Corporation, prior to the issue of the Offered Shares;

(c)

the Corporation has all necessary corporate power, capacity and authority to (i) execute, deliver and perform its obligations under this Agreement, the Subscription Agreements and the Agents’ Warrant Certificates, as applicable, (ii) create, issue and sell the Offered Shares, and (iii) issue the Corporate Finance Shares and the Agents’ Warrants;

(d)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement, the Subscription Agreements and the Agents’ Warrant Certificates, as applicable, and the performance of its obligations thereunder, each of this Agreement the Subscription Agreements and the Agents’ Warrant Certificates have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to other standard assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement, the Subscription Agreements and the Agents’ Warrant Certificates may be limited by Applicable Law;

(e)

the execution and delivery of this Agreement, the Subscription Agreements and the Agents’ Warrant Certificates, the fulfilment of the terms of this Agreement, the Subscription Agreements and the Agents’ Warrant Certificates by the Corporation, and the (i) issuance, sale and delivery of the Offered Shares, and (ii) issuance and delivery of the Corporate Finance Shares and the Agents’ Warrants, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the articles and by-laws of the Corporation, any resolutions of the shareholders or directors of the Corporation, the Canada Business Corporations Act or any applicable Canadian Securities Laws;

(f)	the Offered Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(g)	the Corporate Finance Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(h)	the Agents’ Warrants have been validly created and issued by the Corporation;

(i)

the Penalty Shares have been duly and validly authorized, allotted and reserved for issuance, and, if issued, upon issuance as liquidated damages, the Penalty Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(j)

the Agents’ Warrant Shares have been duly and validly authorized, allotted and reserved for issuance, and upon due exercise of the Agents’ Warrants in accordance with their terms, the Agents’ Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(k)

the offering, sale and issuance of the Offered Shares through the Agents to the Subscribers resident in the Selling Jurisdictions in Canada and the issuance and delivery of the Corporate Finance Shares and the Agents’ Warrants to the Agents in accordance with the terms of this Agreement are each exempt from the prospectus requirements of Canadian Securities Laws;

(l)

no prospectus is required nor are any other documents, proceedings or approvals, permits, consents or authorizations of regulatory authorities required to be filed, taken or obtained prior to the Closing (other than those which have been filed, taken or obtained) under Canadian Securities Laws to permit the issuance by the Corporation of the Offered Shares or the Penalty Shares; provided that, with respect to the Penalty Shares, all representations and warranties of the Subscribers contained in the Subscription Agreements will continue to be true and correct as at the date of issuance of the Penalty Shares;

(m)

no prospectus is required nor are any other documents, proceedings or approvals, permits, consents or authorizations of regulatory authorities required to be filed, taken or obtained prior to the Closing (other than those which have been filed, taken or obtained) under Canadian Securities Laws to permit the issuance by the Corporation of the Agents’ Warrant Shares on the exercise of the Agents’ Warrants in accordance with their terms;

(n)

the first trade in the Offered Shares, Penalty Shares, Corporate Finance Shares and the Agents’ Warrant Shares will be exempt from the prospectus requirements of applicable Canadian Securities Laws and no prospectus, offering memorandum or other document will be required to be filed, no proceeding required to be taken and no approval, permit, consent or authorization of regulatory authorities required to be obtained by the Corporation under Applicable Securities Laws to permit such trade through registrants registered under Applicable Securities Laws who have complied with such laws and the terms and conditions of their registration, provided that at the time of such trade, among other requirements;

(i)	the Corporation is and has been a “reporting issuer” (within the meaning of Canadian Securities Laws) in a jurisdiction of Canada for the four months immediately preceding the trade;

(ii)	the trade is not a “control distribution” (as defined in NI 45-102);

(iii)	no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade;

(iv)	no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(v)

if the selling security holder is an insider or officer of the Corporation, the selling securityholder has no reasonable grounds to believe that the Corporation is in default of “securities legislation” (as defined in National Instrument 14-101 – Definitions and Interpretation);

(o)	Odyssey Trust Company, at its principal office in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Class A Shares; and

(p)

the form of Agents’ Warrant Certificate has been duly approved and adopted by the board of directors of the Corporation and complies in all material respects with the constating documents of the Corporation;

(2)	the Agents receiving a legal opinion from Osler, Hoskin & Harcourt LLP (“Osler”), in the same form as the opinion dated July 24, 2020 delivered by Osler to the Corporation;

(3)

the Agents receiving legal opinions from counsel to each Subsidiary (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials related to each Subsidiary), in form and substance acceptable to the Agents and their counsel, acting reasonably, substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(a)	such Subsidiaries having been incorporated and existing under the Applicable Law of their respective jurisdictions of incorporation;

(b)	such Subsidiaries having the corporate capacity and power to own and lease their properties and assets and to conduct their business as currently being conducted;

(c)	as to the authorized and issued share capital of such Subsidiaries and to the ownership thereof; and

(d)

such Subsidiaries being current with all corporate filings required to be made under their respective jurisdictions of incorporation and all other jurisdictions in which they exist or carry on any material business, and have all necessary licences, leases, permits, authorizations and other approvals necessary to permit them to conduct their respective business as currently conducted;

(4)

if any sales of Offered Shares are made to, or for the account or benefit of, persons in the United States or U.S. Persons, the Agents receiving an opinion of Jenner & Block LLP, addressed to the Agents, in form and substance reasonably satisfactory to the Agents and their counsel, acting reasonably, to the effect that no registration is required under the U.S. Securities Act, in connection with the offer, sale and delivery of the Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons;

(5)

the Agents receiving certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Agents, acting reasonably, in form and substance satisfactory to the Agents, acting reasonably, with respect to:

(a)	the constating documents of the Corporation;

(b)

the resolutions of the directors of the Corporation relevant to the sale of the Offered Shares, the issuance and delivery of the Corporate Finance Shares and the Agents’ Warrants, and the authorization of the Offering Documents and the transactions contemplated herein and therein; and

(c)	the incumbency and signatures of signing officers for the Corporation;

(6)

the Agents having received a certificate dated the Closing Date of each Subsidiary, signed by an appropriate officer of such Subsidiary and addressed to the Agents and Agents’ counsel, in form and substance satisfactory to the Agents, acting reasonably, certifying for and on behalf of such Subsidiary and not in their personal capacity, to the actual knowledge of the person signing such certificate, after having made due and relevant inquiry, as to: (i) the corporate good standing, and (ii) the authorized capital and ownership, of such Subsidiary;

(7)

the Agents receiving certificates of status and/or compliance, where issuable under Applicable Law, for the Corporation and the Subsidiaries, each dated within three Business Days prior to the Closing Date;

(8)

the Agents receiving a certificate, dated as of the Closing Date, signed by two senior officers of the Corporation as may be acceptable to the Agents, acting reasonably, certifying for and on behalf of the Corporation (without personal liability), to the best of their knowledge, information and belief, after due inquiry, that:

(a)

the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality qualification, in all respects) as of the Closing Time, as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby;

(b)

the Corporation has complied in all material respects (except where already qualified by a materiality qualification, in which case the Corporation shall have complied in all respects) with all the covenants and satisfied in all material respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time; and

(c)

since the date of this Agreement (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the Business, affairs, operations, Business Assets, liabilities (contingent or otherwise), prospects or capital of the Corporation on a consolidated basis, and (B) no transaction has been entered into by the Corporation or any Subsidiary which is material to the Corporation on a consolidated basis;

(9)	the Agents receiving fully executed Agents’ Warrant Certificates;

(10)

the Subscription Agreements having been executed, endorsed or authenticated, as applicable, and delivered by the parties thereto in form and substance satisfactory to the Corporation and the Agents, acting reasonably;

(11)	the Corporation having delivered, or caused to be delivered, the Offered Shares and the Corporate Finance Shares in accordance with Section 9;

(12)	the Agents receiving a certificate from Odyssey Trust Company as to the number of Class A Shares issued and outstanding as at the end of the Business Day on the date prior to the Closing Date;

(13)

the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time in all material respects (except where already qualified by a materiality qualification, in which case the Corporation shall have complied in all respects); and

(14)	the Agents not having exercised any rights of termination set forth herein.

Section 9              Closing

(1)	Location of Closing. The Closing will be completed electronically at the Closing Time.

(2)

Securities. At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Agents in Toronto, Ontario, the Offered Shares and the Corporate Finance Shares in electronic form, and physical copies of the Agents’ Warrants Certificates, immediately following the receipt of payment to the Corporation by the Agents of the aggregate Offering Price for the Offered Shares by wire transfer, net of the Agents’ Commission and expenses of the Agents payable by the Corporation as set out in this Agreement.

(3)

Settlement. Except as otherwise agreed to by the parties and for issuances to Subscribers that are, or are acting for the account or benefit of, a person in the United States or a U.S. Person (other than Qualified Institutional Buyers), who shall be issued the Offered Shares in a certificated form, the Corporation shall cause Odyssey Trust Company to issue electronically and register through the non-certificated inventory process, the Offered Shares against payment therefor in the manner as set forth above, such electronic issuance being registered in the name of CDS (or in such other name as the Agents may direct); and

(a)

the Agents will create an instant deposit in CDS’ automated clearing and settlement system in the aggregate amount of the Offered Shares to be purchased through the non-certificated inventory process and shall provide the deposit identification number (the “Deposit ID”) to the Corporation and Odyssey Trust Company prior to the Closing Time to permit the further crediting of the accounts of those participants of CDS acting on behalf of Subscribers for such Offered Shares;

(b)

the Corporation shall provide an executed treasury direction, dated as of the Closing Date, to the Corporation’s transfer agent authorizing and directing Odyssey Trust Company to issue a non-certificated inventory credit to CDS in the amount equal to the aggregate number of Offered Shares to be purchased through the non-certificated inventory process in accordance with the registration instructions provided by the Agents; and

(c)

immediately following receipt by the Corporation of the aggregate Offering Price (net of the Agents’ Commission and expenses of the Agents payable by the Corporation as set out in this Agreement), the Corporation shall cause Odyssey Trust Company to electronically confirm the CDS deposit represented by the Deposit ID.

Section 10            Indemnification by Corporation

(1)

The Corporation hereby agrees to indemnify and hold each of the Agents, and/or any of their respective subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, shareholders, each other person, if any, controlling the Agents or any of their subsidiaries or affiliates (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) harmless from and against any and all expenses, losses, suits, proceedings, fees, claims, actions (including shareholder actions, derivative actions or otherwise) damages, obligations, liabilities or expenses of whatever nature or kind, whether joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, expenses and taxes of one counsel to the Indemnified Parties taken as a whole (collectively, the “Losses”) that may be incurred in investigating or advising with respect to and/or defending or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) or to which the Indemnified Parties may become subject or otherwise involved in any capacity insofar as such Claims relate to, are caused by, result from, arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement, and to reimburse each Indemnified Party forthwith, upon demand for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim. Provided, however that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses were solely caused by the gross negligence, wilful misconduct or fraud of the Indemnified Party.

(2)

If for any reason (other than a determination as to any of the events referred to above) the foregoing indemnity is unavailable to an Indemnified Party, or is insufficient to hold them harmless, then the Corporation shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or its shareholders on the one hand and the Indemnified Party on the other hand but also the relative fault of the Corporation and the Indemnified Party as well as any relevant equitable considerations, provided that the Corporation shall in any event contribute to the Losses paid or payable by the Indemnified Party as a result of such Claim, in such amount that is in excess of the amount of the Agents’ Commission actually received by the Agents pursuant to this Agreement. In the event that the Corporation may be entitled to contribution from the Indemnified Parties under the provisions of any statute or law, the Corporation shall be limited to contribution in any amount not exceeding the lesser of the portion of the Losses giving rise to such contribution for which the Agents are responsible and the amount of the Agents’ Commission received by the Agents. However, no party shall be entitled to contribution under this subsection to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses for which contribution is being sought hereunder, were directly caused by the gross negligence, wilful misconduct or fraud of such party.

(3)

Promptly after receipt of notice of the commencement of any Claim against an Indemnified Party or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation hereunder, the Agents will notify the Corporation in writing of the commencement thereof and, through the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof, and will discuss with the Corporation all significant actions proposed. However, the failure by the Indemnified Party to so notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required results in the forfeiture by the Corporation of substantive rights or defences. The Corporation shall, on behalf of itself and the Indemnified Party, be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim may be made by the Corporation without the prior written consent of the Indemnified Party, and the Indemnified Party shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Indemnified Party shall have the right to appoint its own separate counsel at the Corporation’s cost, provided the Indemnified Party acts reasonably in selecting such counsel.

(4)

The Corporation agrees that if any Claim shall be brought or commenced against the Corporation and/or any Indemnified Party and the personnel of such Indemnified Party shall be required to testify in connection therewith or shall be required to participate or respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by the personnel of the Indemnified Party in connection therewith) and out-of-pocket expenses incurred by the Indemnified Party in connection therewith shall be paid by the Corporation upon delivery of invoices to the Corporation. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement (whether performed before or after the Corporation’s execution of this Agreement).

(5)

A party hereunder shall not, without the other party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, settle, compromise, consent to the entry of any judgment, or make an admission of liability with respect to any Claims or seek to terminate any Claims in respect of which indemnification may be sought hereunder.

(6)	The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

(7)

The Corporation agrees to waive any right the Corporation may have of first requiring the Indemnified Party to proceed against or enforce any right, power, remedy, security or claim payment from any other person before claiming under this indemnity. The Corporation hereby acknowledges that the Agents are acting as trustees for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(8)

The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and the Indemnified Parties.

Section 11            Compensation of the Agents

In consideration of the services rendered by the Agents in connection with the Offering, at the Closing Time, the Corporation shall:

(a)

Agents’ Commission: Pay to Canaccord, for and on behalf of the Agents, the Agents’ Commission in an amount equal to: (i) 5.0% of the aggregate gross proceeds raised from the sale of Offered Shares other than in respect of gross proceeds from the sale of Offered Shares to President’s List Subscribers; plus (ii) 2.5% of the aggregate gross proceeds raised from the sale of Offered Shares to President’s List Subscribers, in each case payable by the Corporation in cash or Class A Shares, or any combination of cash and Class A Shares at the option of the Agents, provided that Canaccord, for and on behalf of the Agents, shall notify the Corporation of its election as to the split between cash and Class A Shares at least two Business Days prior to the Closing Date.

(b)

Agent’s Warrants: Create and issue to the Agents, or as directed by the Agents, in the aggregate, a number of Agent’s Warrants equal to: (i) 5.0% of the aggregate number of Offered Shares sold to Subscribers other than President’s List Subscribers; plus (ii) 2.5% of the aggregate number of Offered Shares sold to President’s List Subscribers; plus (iii) that number of Agents’ Warrants which is equal to 1.0% of the aggregate number of Offered Shares.

(c)	Corporate Finance Shares: Create and issue to the Agents, or as directed by the Agents, the Corporate Finance Shares.

Any portion of the Agents’ Commission that is payable in cash will be deducted from the aggregate gross proceeds of the Offering and withheld for the account of the Agents.

In the event of the completion of the Proposed Transaction, the Corporation agrees to cause each Agents’ Warrant to be exchanged for warrants of the Resulting Issuer exercisable to purchase Resulting Issuer Shares at an exercise price equal to the Offering Price until the date that is twenty-four (24) months following the Closing Date.

Section 12            Expenses

Whether or not the Offering shall be completed, all costs and expenses of or incidental to the sale and delivery of the Offered Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Corporation, subject to the applicable maximums set out in the letter of engagement dated May 22, 2020 among the Agents and the Corporation, including fees and disbursements of accountants and auditors, technical consultants, translators and other applicable experts; all costs and expenses related to roadshows and marketing activities, printing, filing, issue, sale and distribution and other regulatory compliance; all fees and out-of-pocket expenses of the Agents including, but not limited to, travel expenses in connection with due diligence and marketing activities, and fees and disbursements of the Agents’ legal counsel and all applicable taxes on such fees and disbursements; all costs incurred in connection with the preparation of this Agreement and all other documentation related to the Offering. The Agents’ expenses will be netted out of the gross proceeds of the Offering.

Section 13            Termination by Agents in Certain Events

(1)

In addition to any other remedies which may be available to the Agents, each of the Agents shall be entitled, at their option, to terminate and cancel, without any liability on such Agent’s part, its obligations hereunder, and the obligations of any Subscriber under any Subscription Agreement provided by the Agent, by written notice to the Corporation and the other Agent, in the event that at or prior to the Closing Time:

(a)	Due Diligence – the Agents are not satisfied, in their sole discretion, acting reasonably, with their due diligence review and investigations in respect of the Corporation;

(b)

Regulatory Proceedings – there shall be any inquiry, action, suit, investigation or other proceeding (whether formal or informal) commenced, announced or threatened, or any order is made or issued under or pursuant to any Governmental Authority against the Corporation, its Subsidiaries or any of its officers, directors or principal shareholders, or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Agents, operates to prevent, restrict or otherwise materially adversely affect the marketability, issuance or distribution of the Offered Shares;

(c)

Material Adverse Change - there should develop, occur, be discovered, or come into effect or existence, any event, action, state, condition (including, without limitation, terrorism or accident) or financial occurrence of national or international consequence, or any action by government, law or regulation, enquiry or any other occurrence of any nature whatsoever, or any change in the operations, capital, condition (financial or otherwise), results of operations, business or business prospects of the Corporation, or the properties, assets, prospects, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation, which, in the sole opinion of the Agents, acting reasonably, materially adversely affects, or involves, or might be reasonably expected to materially adversely affect or involve, the financial markets generally, or the Business, operations or affairs of the Corporation, or the market price, value or marketability of the Offered Shares;

(d)

Disaster Out – there should develop, occur or come into effect or existence any event, action, state or condition, or any action, law, regulation or inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, any material escalation in the severity of the COVID-19 pandemic, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Agents, seriously adversely affects or involves, or may seriously adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation or the marketability of the Offered Shares; or

(e)

Breach Out - the Corporation is in breach of any term, condition or covenant of this Agreement that may not be reasonably expected to be remedied prior to the Closing Time or any material representation or warranty given by the Corporation in this Agreement becomes or is false.

(2)

If this Agreement is terminated by any of the Agents pursuant to Section 13(1), there shall be no further liability on the part of such Agent or of the Corporation to such Agent, except in respect of any liability which may have arisen or may thereafter arise under Section 10 and Section 10(1).

(3)

The right of the Agents or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Agent under this Section 13 shall not be binding upon the other Agent.

(4)

Notwithstanding the foregoing and for the avoidance of doubt, this Agreement may be terminated at any time at or prior to the Closing Time upon the mutual written agreement of the Corporation and the Agents if the parties hereto decide not to proceed with the Offering.

Section 14            Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

(a)          in the case of the Corporation, to:

Field Trip Psychedelics Inc.

30 Duncan Street, Suite 401

Toronto, Ontario M5V 2C3

Attention:	Ronan Levy, Executive Chairman & Director
Email:	ronan@fieldtriphealth.com

With a copy to (which copy shall not constitute notice hereunder):

Bennett Jones LLP

100 King St. W., Suite 3400

Toronto, Ontario M5X 1A4

Attention:	Aaron Sonshine
Email:	sonshinea@bennettjones.com

(b)          in the case of the Agents, to:

Canaccord Genuity Corp.

Brookfield Place

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention:	Derek Ham
Email:	DHam@cgf.com

and to:

Stifel Nicolaus Canada Inc.

145 King Street West, Suite 300

Toronto, Ontario M5H 1J8

Attention:	Harris Fricker
Email:	hfricker@stifel.com

with a copy of any such notice to:

Borden Ladner Gervais LLP

Bay Adelaide Centre – East Tower

22 Adelaide Street West King Street West

Toronto, ON M5H 4E3

Attention:	Andrew Powers
Email:	apowers@blg.com

The Corporation and the Agents may change their respective addresses for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be emailed and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by email on the first Business Day following the day on which it is sent.

Section 15             Alternative Transaction

If the Corporation does not complete the Maximum Offering, but the Corporation or any affiliate or Subsidiary thereof completes any debt or equity financing transaction (excluding a bank loan from commercial lenders) prior to November 18, 2020 (an “Alternative Transaction”) in respect of which the Agents are not the lead underwriter, placement agent, arranger or initial purchaser, or in respect of which the Agents do not receive at least the same amount of compensation pursuant to such Alternative Transaction as to which they would have been entitled under the Offering, the Agents shall be entitled to receive immediately upon the completion of such Alternative Transaction the lesser of (i) the amount of compensation assuming completion of the Maximum Offering; and (ii) the Agents’ Commission and Agents’ Warrants calculated based on the amount raised pursuant to the Alternative Transaction; provided, however, that the Agents shall not be entitled to any amount under this Section 15: (i) in connection with an offering pursuant to Regulation A under the U.S. Securities Act (the “Reg A Offering”) (other than proceeds raised from investors introduced to the Corporation by the Agents in the process of the Offering); (ii) in connection with an offering contemplated under Section 6(v); (iii) in the event that the Agents voluntarily terminate this Agreement (other than as a result of a material breach by the Corporation of its obligations hereunder); or (iv) if the Corporation voluntarily terminates this Agreement as a result of a material breach by the Agents of their obligations hereunder. If the Corporation and the Agents, acting reasonably and in good faith, are unable to complete the Offering due to market conditions or otherwise and the Corporation voluntarily terminates this Agreement, the Agents shall only be entitled to the compensation described above in connection with proceeds raised in an Alternative Transaction from investors introduced to the Corporation by the Agents in the process of the Offering.

Section 16            Miscellaneous

(a)

Successors and Assigns. This Agreement shall enure to the benefit of, and shall be binding upon, the Agents and the Corporation and their respective successors, permitted assigns and legal representatives.

(b)

Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and the parties attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

(c)	Time of the Essence. Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(d)	Interpretation. The words, “hereunder”, “hereof” and similar phrases mean and refer to this Agreement.

(e)

Survival. All representations, warranties, covenants and agreements of the Corporation and/or the Agents herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is two years following the Closing Date. The Agents and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Agents, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Agents or the Corporation may undertake or which may be undertaken on their behalf.

(f)

Electronic Copies. Each of the parties hereto shall be entitled to rely on delivery of a DocuSign, PDF or other electronic copy of this Agreement and acceptance by each such party of any such DocuSign, PDF or other electronic copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(g)

Severability. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

(h)

Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(i)

Several and Joint. In performing their respective obligations under this Agreement, the Agents shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Agents.

(j)

No Fiduciary Duty. The Corporation acknowledges that in connection with the Offering, the Agents: (i) have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Corporation or any other person, (ii) owe the Corporation only those duties and obligations set forth in this Agreement, and (iii) may have interests that differ from those of the Corporation. The Corporation waives to the full extent permitted by Applicable Law any claims it may have against the Agents arising from an alleged breach of fiduciary duty in connection with the Offering.

(k)

Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the engagement letter dated May 22, 2020, as amended. This Agreement may be amended or modified only on signed agreement of each of the parties hereto.

[Remainder of page intentionally left blank]

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

CANACCORD GENUITY CORP.

By:

STIFEL NICOLAUS CANADA INC.

By:

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

FIELD TRIP PSYCHEDELICS INC.

By:

SCHEDULE “A”
SUBSIDIARIES

Field Trip Health Inc.

•	Existing under the laws of Canada.
•	Wholly-owned subsidiary of the Corporation.
•	The authorized and issued share capital consists of an unlimited number of common shares, of which 100 common shares were outstanding as at the close of business on August 13, 2020.

Field Trip Ventures USA Inc.

•	Existing under the laws of Delaware.
•	Wholly-owned subsidiary of the Corporation.
•

The authorized and issued share capital consists of 5,000 shares of common stock, with a par value of US$0.01 per share and an unlimited number of preferred shares, of which 1,000 shares of common stock were outstanding as at the close of business on August 13, 2020.

Field Trip Natural Products Limited

•	Existing under the laws of Jamaica.
•	Wholly-owned subsidiary of the Corporation.
•	The authorized and issued share capital consists of 1,000,000 ordinary shares, of which 600 ordinary shares were outstanding as at the close of business on August 13, 2020.

SCHEDULE “B”
COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule and related exhibits, the following terms shall have the meanings indicated:

(a)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b)

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule B, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States, or (b) a national of any country other than the United States, or (c) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet, or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(e)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)	“SEC” means the United States Securities and Exchange Commission;

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

(i)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(j)	“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D;

(k)

“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of an Agent that makes offers of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons; and

(l)	“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S.

All other capitalized terms used but not otherwise defined in this Schedule shall have the meanings assigned to them in the Agency Agreement to which this Schedule is attached.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, acknowledges, covenants and agrees with the Agents, as at the date hereof and as at the Closing Date, that:

1.	The Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the any of its equity securities.

2.

The Corporation is not, and after giving effect to the Offering contemplated hereby and the application of the proceeds, will not be, registered or required to be registered as an “investment company” (as such term is defined under the Investment Company Act of 1940, as amended), under such Act.

3.

The Corporation acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and that the Offered Shares may be offered and sold only in transactions exempt from or not subject to the registration requirements of, the U.S. Securities Act and applicable state securities laws. Except with respect to sales of Offered Shares by the Agents, the U.S. Affiliates or any members of the selling group formed by them (as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to, or for the account or benefit of, a person in the United States or a U.S. Person; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, the Subscriber is (i) outside the United States and not a U.S. Person, or (ii) the Corporation, its affiliates, and any person acting on any of their behalf reasonably believe that the Subscriber is outside the United States and not a U.S. Person.

4.

None of the Corporation, any of its affiliates nor any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), has engaged or will engage in any Directed Selling Efforts, or has taken or will take any action that would cause the applicable exemption afforded by Section 4(a)(2) of the U.S. Securities Act to be unavailable for offers and sales of the Offered Shares pursuant to this Agreement, or the exclusion afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Shares in Offshore Transactions pursuant to this Agreement.

5.

None of the Corporation, any of its affiliates nor any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.

Neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of the Corporation’s securities, and will not do so during or for a period of six months following the completion of this Offering, in a manner that would be integrated with the offer and sale of the Offered Shares and would cause the exemption from registration set forth in Section 4(a)(2) of the U.S. Securities Act and Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Offered Shares.

7.

Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8.

None of the Corporation, its affiliates or any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of Offered Shares contemplated hereby.

9.

The Corporation shall provide to a Subscriber that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person, upon written request, all of the information that would be required for United States income tax reporting purposes by a United States security holder making an election to treat the Corporation as a “qualified electing fund” for the purposes of the United States Internal Revenue Code of 1986, as amended, should the Corporation determine that the Corporation is a “passive foreign investment company” in any calendar year following such Subscriber’s purchase of the Offered Shares.

10.

None of the Corporation, any of its subsidiaries, or to the knowledge of the Corporation, any member, officer, agent, employee or affiliate of the Corporation or any of its affiliates is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”); and the Corporation will not directly or indirectly use the proceeds hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any sanctions administered by OFAC.

11.

None of the Corporation or any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

Representations, Warranties and Covenants of the Agents

Each Agent, on its own behalf and on behalf of its U.S. Affiliate, severally (and not jointly and severally) represents, warrants and covenants to and with the Corporation, as at the date hereof and as at the Closing Date, that:

1.

It acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. It has offered for sale by the Corporation, and will offer for sale by the Corporation, any Offered Shares only as follows: (a) offers of Offered Shares in Offshore Transactions in accordance with Rule 903 of Regulation S; or (b) offers of Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons that are U.S. Accredited Investors and/or Qualified Institutional Buyers, in transactions that are exempt from the registration requirements of the U.S. Securities Act and state blue sky laws, as provided in paragraphs 2 through 12 below. Accordingly, none of the Agent, its U.S. Affiliate, any of their affiliates or any persons acting on behalf of any of them, has made or will make (except as permitted in paragraphs 2 through 12 below) any: (x) offer to sell, or any solicitation of an offer to buy, any Offered Shares to, or for the account or benefit of, any person in the United States or any U.S. Person; (y) any sale of Offered Shares to any Subscriber unless, at the time the buy order was or will have been originated, the Subscriber was outside the United States and not a U.S. Person, or such Agent, U.S. Affiliate, affiliate or person acting on any of their behalf reasonably believed that such Subscriber was outside the United States and not a U.S. Person; or (z) Directed Selling Efforts.

2.

It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares, except with its U.S. Affiliate, any selling group members or with the prior written consent of the Corporation. It shall require its U.S. Affiliate and each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its commercially reasonable efforts to ensure that its U.S. Affiliate and each selling group member complies with, the provisions of this Schedule applicable to the Agent as if such provisions applied directly to its U.S. Affiliate and such selling group member.

3.

All offers of Offered Shares for sale by the Corporation to, or for the account or benefit of, persons in the United States and U.S. Persons shall be solicited and arranged by the Agent through its U.S. Affiliate, which on the dates of such offers and subsequent sales by the Corporation was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempted therefrom), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. in accordance with all applicable United States state and federal securities (including broker-dealer) laws.

4.

It and its U.S. Affiliate and their respective affiliates, either directly or through a person acting on behalf of any of them, have not solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Offered Shares in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.

Any offer, or solicitation of an offer to buy, Offered Shares that has been made or will be made to, or for the account or benefit of, a person in the United States or a U.S. Person was or will be made only to U.S. Accredited Investors and/or Qualified Institutional Buyers.

6.

Immediately prior to soliciting any Subscriber that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person, the Agent, its U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them, had reasonable grounds to believe and did believe that each such Subscriber was a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, and at the time of completion of each sale by the Corporation to, or for the benefit or account of, a person in the United States or a U.S. Person identified by such Agent and U.S. Affiliate, the Agent, its U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them will have reasonable grounds to believe, and will believe, that each Subscriber designated by the Agent or the U.S. Affiliate to purchase Offered Shares from the Corporation is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable.

7.

Prior to arranging for any sale of Offered Shares by the Corporation to, or for the account or benefit of, a person in the United States or a U.S. Person, it shall cause each Subscriber to execute a Subscription Agreement.

8.

At least two Business Days prior to the applicable Closing Date, the transfer agent for the Corporation will be provided with a list of the names and addresses of all Subscribers of the Offered Shares in the United States.

9.

At the Closing, the Agent and its U.S. Affiliate that has offered or solicited offers and arranged for the sale of the Offered Shares by the Corporation to, or for the account or benefit of, persons in the United States or U.S. Persons, will provide a certificate, substantially in the form of Exhibit I, relating to the manner of the offer and sale of the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons, or be deemed to represent and warrant that no offers or sales of the Offered Shares were made to, or for the account or benefit of, persons in the United States or U.S. Persons by such persons.

10.

Each Subscriber will be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered by the Agent through its U.S. Affiliate and sold by the Corporation to such Subscriber in reliance on an exemption from the registration requirements of the U.S. Securities Act.

11.

None of the Agent, its U.S. Affiliate or any person acting on any of their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offering of Offered Shares contemplated hereby.

EXHIBIT I TO SCHEDULE b
(TERMS AND CONDITIONS OF U.S. SALES)

FORM OF AGENT’S CERTIFICATE

In connection with the offer and sale to, or for the account or benefit of, persons in the United States and U.S. Persons of class A shares (collectively, the “Class A Shares”) of Field Trip Psychedelics Inc. (the “Corporation”) pursuant to an agency agreement (the “Agency Agreement”) effective as of [•], 2020 between the Corporation and the Agents named in the Agency Agreement, [•] (the “Agent”) and [•] (the “U.S. Affiliate”), the U.S. broker-dealer affiliate of the Agent, hereby certify as follows:

(i)

on the date hereof and on the date of each offer, solicitation of an offer, or sale, of Class A Shares to, or for the account or benefit of, a person in the United States or a U.S. Person by the undersigned, the U.S. Affiliate is and was: (A) a duly registered broker-dealer with the United States Securities and Exchange Commission and under the laws of each state where offers and sales of Class A Shares were made (unless exempted therefrom); and (B) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)

all offers of Class A Shares for sale by the Corporation to, or for the account or benefit of, persons in the United States and U.S. Persons have been and will be effected and arranged by the U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements;

(iii)

immediately prior to offering or soliciting offers for the Class A Shares to or from offerees that were, or were acting for the account or benefit of, persons in the United States or U.S. Persons, we had reasonable grounds to believe, and did believe, that each such offeree was a U.S. Accredited Investor, and, on the date hereof, we continue to believe that each such person purchasing Class A Shares from the Corporation is a U.S. Accredited Investor;

(iv)

no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet, or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Class A Shares to, or for the account or benefit of, persons in the United States and U.S. Persons;

(v)	no Directed Selling Efforts were made by us in the United States in connection with the offer or sale of Class A Shares;

(vi)

the offers and solicitations of offers of the Class A Shares to, or for the account or benefit of, persons in the United States and U.S. Persons have been conducted by us in accordance with the terms of the Agency Agreement; and

(vii)

in connection with each sale of Class A Shares to, or for the account or benefit of, a person in the United States or a U.S. Person, we caused each such Subscriber to execute and deliver to the Corporation a Subscription Agreement, including all applicable schedules thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated this ____ day of ____________, 2020.

[INSERT NAME OF AGENT]		[INSERT NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

SCHEDULE “C”

RESTRICTIVE LEGENDS

All Offered Shares, Penalty Shares, Corporate Finance Shares and Agents’ Warrant Certificates (and if the Agents’ Warrants are exercised before the date that is four months and one day after the distribution date of the Agents’ Warrants, the certificates representing the Agents’ Warrant Shares) shall be subject to the following restrictions on trading and certificates representing any of the foregoing may bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) DATE OF DISTRIBUTION OF THE SECURITIES AND (II) THE DATE THE CORPORATION BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.”

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE PROVISIONS OF AN AGREEMENT ENTERED INTO AMONG THE CORPORATION AND THE SHAREHOLDERS THEREOF, WHICH AGREEMENT CONTAINS RESTRICTIONS ON THE RIGHT TO TRANSFER, PLEDGE OR OTHERWISE DEAL WITH SUCH SECURITIES. NOTICE OF SUCH RESTRICTIONS AND THE OTHER PROVISIONS OF SUCH AGREEMENT IS HEREBY GIVEN.”